Alternus Clean Energy, Inc.

360 Kingsley Park Drive, Suite 250

Fort Mill, South Carolina

December 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Cheryl Brown

Re:	Alternus Clean Energy, Inc.
Registration Statement on Form S-1, as amended
File No. 333-283575

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Alternus Clean Energy, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:01 p.m., Eastern Time, on Thursday, December 19, 2024, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Ross David Carmel, Esq. at (646) 838-1310. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Ross David Carmel, Esq. by or email at rcarmel@srfc.law, or jwofford@srfc.law.

If you have any questions regarding this request, please contact Ross David Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 838-1310.

Very Truly Yours,

By:	/s/ Vincent Browne
Name:	Vincent Browne
Title:	Chief Executive Officer

cc:	Ross David Carmel, Esq., Sichenzia Ross Ference Carmel LLP